Exhibit (e)(1)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED MANAGEMENT AGREEMENT

between

ING FUNDS TRUST

and

ING INVESTMENTS, LLC

Name of Fund	Annual Investment Management Fee (as a percentage of average daily net assets)
ING Floating Rate Fund	0.55%
ING High Yield Bond Fund	0.51% on first $500 million of assets 0.45% on next $4.5 billion of assets 0.40% on assets thereafter
ING Intermediate Bond Fund	0.17%